UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

MDS Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

55269P302
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,884,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,884,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,884,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,884,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,884,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,884,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,884,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,884,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,884,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,592,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,592,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,592,310

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,291,790

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,291,790

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,291,790

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 9, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss the Issuer’s business, other strategic and financial considerations and the Reporting Persons’ recommendations to increase permanent shareholder value.

On May 15, 2008, the Reporting Persons met with the Board and discussed the Reporting Persons’ view that Shares of the Issuer remain significantly undervalued and near-term steps that the Reporting Persons believe should be taken in order to create permanent shareholder value.

On June 11, 2008, the Reporting Persons made a Hart-Scott-Rodino filing with the U.S. Department of Justice and the Federal Trade Commission with regard to the Reporting Person's intent to acquire Shares of the Issuer that would result in the Reporting Person owning Shares of the Issuer in excess of $63.1 million. The transaction was cleared by the relevant antitrust agency within the thirty day waiting period.

On June 26, 2008, the Reporting Persons delivered a letter to the Board expressing the Reporting Persons' desire to maintain a dialogue with the Board and calling on the Issuer to increase shareholder value.  The June 26, 2008 letter also set forth specific actions that the Reporting Persons believed the Issuer and its Board should consider in order to increase shareholder value.  As described in detail in the June 26, 2008 letter, (i) the Reporting Persons believed the Issuer should partially or fully separate its business segments; (ii) the Reporting Persons believed the Issuer should undertake a large share repurchase program while Shares trade at current levels; and (iii) the Reporting Persons called on members of management and the Board to increase their personal holdings of Shares in order to align their interests more closely with those of other shareholders.

On October 30, 2008, the Reporting Persons delivered a letter to the Board setting forth its position regarding the strategic direction it believes the Issuer and the Board should take and specific recommendations that the Reporting Persons believe the Issuer and its Board should consider in order to increase shareholder value.  A copy of the letter sent to the Board dated October 30, 2008 was attached as Exhibit B to the Schedule 13D Amendment 4 filed on October 31, 2008.

Following the delivery of the October 30, 2008 letter to the Board, the Reporting Persons engaged in discussions with members of the Issuer’s management and the Board regarding actions that the Reporting Persons believed the Issuer could take to increase shareholder value.  On November 19, 2008, the Reporting Persons entered into a standstill agreement with the Issuer pursuant to which the Reporting Persons agreed not to engage in certain corporate actions relating to the Issuer.  A copy of the standstill agreement between the Issuer and the Reporting Persons is attached hereto as Exhibit B.

The Reporting Persons continue to believe the Shares are undervalued and that the trading price of the Shares does not reflect the fair market value of the Issuer’s business segments.

Subject to the terms of the standstill agreement attached hereto as Exhibit B, in addition to the actions set forth above and in connection with their investment in the Shares, the Reporting Persons may engage in additional communications with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 7,884,100 Shares or 6.5% of the Shares of the Issuer, based upon the 121,093,730 Shares outstanding as of July 31, 2008, according to the Issuer's most recent Interim Report.  As of the date hereof, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 4,592,310 Shares or 3.8% of the Shares of the Issuer. As of the date hereof, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,291,790 Shares or 2.7% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,884,100 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,592,310 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,291,790  Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,884,100 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,592,310 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,291,790  Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit C and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

 A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 was filed as Exhibit A to the Schedule 13D Amendment 4 filed on October 31, 2008.

B. Standstill agreement between the Issuer and the Reporting Persons entered into on November 19, 2008 is filed herewith as Exhibit B.

C. A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2008
(Date)

Obrem Capital Management, LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Filed as Exhibit A to the Schedule 13D Amendment 4 filed on October 31, 2008.

Exhibit B

Standstill agreement between the Issuer and the Reporting Persons entered into on November 19, 2008

AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of November 19, 2008, is entered into by and between MDS Inc., a corporation governed by the laws of Canada (the “Company”), Obrem Capital Offshore Master, L.P. (“Obrem Capital Offshore”) and Obrem Capital (QP), L.P. (“Obrem Capital (QP)” and, together with Obrem Capital Offshore, the “Shareholders”).

WITNESSETH:

WHEREAS, one or more of the Shareholders is the beneficial owner of 7,884,100 common shares of the Company (each a “Common Share”), which represents approximately 6.5% of the outstanding Common Shares; and

WHEREAS, the Company and the Shareholders desire to undertake the actions and agreements contained herein.

NOW, THEREFORE, in consideration of the sum of $1.00 and the mutual promises, representations, warranties, respective covenants and agreements of the parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
REPRESENTATIONS AND WARRANTIES

1.1      Representations and Warranties of the Shareholders

The Shareholders represent and warrant to the Company that:

(a)	one or more of the Shareholders is the registered and direct or indirect beneficial owner of the Common Shares,

(b)
each of the Shareholders is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement,

(c)	this Agreement has been duly executed and delivered by the Shareholders, and

(d)
this Agreement constitutes the valid and binding agreement of the Shareholders, enforceable against the Shareholders in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect.

1.2      Representations and Warranties of the Company

The Company represents and warrants to the Shareholders that:

(a)	the Company is duly organized, validly existing and in good standing under the laws of Canada and has all requisite corporate power and authority to execute and deliver this Agreement,

(b)	this Agreement has been duly executed and delivered by the Company, and

(c)
this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect.

ARTICLE 2
COVENANTS

2.1      Covenants of the Shareholders

Each of the Shareholders agrees with the Company that, during the period commencing on the date hereof and ending on the termination of this Agreement as provided in Section 3.1, it shall not, and shall cause each of its directors, officers, partners, members, employees, agents (acting in such capacity), directly or indirectly controlled investment funds and any Person in whom the Shareholders and/or such funds beneficially own and/or exercise control or direction over, directly or indirectly, securities carrying more than 50% of the voting rights of such Person (collectively, “Representatives”) not to, in any manner, directly or indirectly, alone or in concert with others:

(a)
propose to any individual, corporation or other entity of any kind (each a "Person"), other than the other Shareholder and its Representatives and the Company, that such Person effect or seek to effect, encourage or seek to encourage, or discourage or seek to discourage, any proxy contest, take-over bid, amalgamation, merger, consolidation, acquisition, disposition, scheme, arrangement, business combination or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities;

(b)
form, join, encourage, influence, advise or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) or act jointly or in concert (within the meaning of applicable Canadian securities laws) with any Person (other than the other Shareholder) with respect to the acquisition or voting of any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement with any Person;

(c)
in any way “solicit" any “proxies” (as such terms are defined in the Canada Business Corporations Act (the “CBCA”) and applicable Canadian securities laws, but excluding the exceptions provided in section 67 of the Regulations under the CBCA, paragraph (b) of subsection 68(1) of the Regulations under the CBCA and paragraphs (i), (j) and (k)(ii) and (iii) of the definition of “solicit” in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) from the Company’s shareholders;

(d)	make or be the proponent of any shareholder proposal, whether pursuant to section 137 of the CBCA or otherwise;

(e)
(1) call or seek to call a meeting of shareholders, including requisitioning the Board to call a meeting of shareholders pursuant to section 143 of the CBCA or otherwise, (2) seek representation on the Board on its behalf or on behalf of any other Person, or (3) seek the removal of any member of the Board;

(f)
make any public proposal or request with respect to: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or joint ventures; (B) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or joint ventures; (C) any change in the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (D) any material change in the capitalization or dividend policy of the Company; (E) any other material change in the Company’s business or corporate structure; (F) changes in the Company’s articles, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any Person; (G) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any stock exchange or quotation system on which any of the securities of the Company are listed or posted for trading or quoted, as applicable, at the relevant time; (H) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (I) any action similar to any of those enumerated in this paragraph (f);

(g)
seek to have the Company amend or modify any provisions of the Company’s articles or by-laws or waive, amend, modify or terminate the Amended and Restated Shareholder Protection Rights Agreement dated as of March 9, 2006, between the Company and CIBC Mellon Trust Company, as the same may otherwise be amended, supplemented or replaced from time to time;

(h)
(A) make, (B) in any way seek to make, or (C) take any action that is designed to require the Company or any other Person under applicable Canadian or U.S. securities laws or stock exchange rules to make, any public statement or disclosure (including, without limitation, in the case of the Shareholders, by way of amendment to the Shareholders’ previous filings pursuant to Rule 13D under the Exchange Act), whether oral, by way of press release or otherwise, concerning the Company (which for purposes of this section shall include the Company’s subsidiaries and joint venture interests), including without limitation, the Company’s securities (other than disclosure that is required by applicable Canadian and/or U.S. securities laws as a result of changes in the number of Common Shares held by the Shareholders from time to time), business, affairs, operations, results of operations, plans, prospects, and the Company’s directors, officers or employees (provided that the Shareholders may make public disclosure of this Agreement as is required by applicable Canadian and U.S. securities laws); or

(i)	request the Company or any of its representatives (including the Board), directly or indirectly, to release any of the Shareholders from, amend or waive any provision of this Agreement;

provided that nothing in this Agreement shall fetter the Shareholders' ability to vote their Common Shares as they see fit.

ARTICLE 3
TERMINATION

3.1      Termination

The provisions of this Agreement shall remain in full force and effect until the earlier of:

(a)	the date immediately after the annual meeting of the shareholders of the Company in 2009 (including any adjournment or postponement thereof); and

(b)	April 30, 2009.

ARTICLE 4
GENERAL

4.1      Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to the Company:	MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, Ontario L4W 4V9 Attention: General Counsel Telephone: 416.213.4255 Facsimile: 416.213.4222

If to the Shareholders and any of their Representatives:	c/o Obrem Capital Management, LLC 733 Third Avenue, 11th Floor New York, NY 10017 Attention: Andrew Rechtschaffen Telephone: (646) 454-5310 Facsimile: (646) 454-5369

4.2      No Third-Party Beneficiaries

Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party, nor shall any provisions give any third Persons any right or subrogation over or action against any party.

4.3      Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflicts of law provisions thereof. Any disputes arising out of or in connection with this Agreement shall be adjudicated in the Courts of Ontario. Each party hereto irrevocably submits (and the Shareholders shall cause the Representatives to submit) to the personal jurisdiction of such court for the purposes of any such suit, action, counterclaim or proceeding arising out of this Agreement (collectively, a “Suit”). Each of the parties hereto hereby waives and agrees not to assert by way of motion, as a defense or otherwise in any such Suit, any claim that it is not subject to jurisdiction of the above court, that such Suit is brought in an inconvenient forum, or the venue of such Suit is improper.

Each of the parties hereby agrees (and the Shareholders shall cause the Representatives to accept) that service of all writs, process and summonses in any Suit may be made upon such party or Representative by mail to the address as provided in this Agreement. Nothing herein shall in anyway be deemed to limit the ability of any party to serve any such writs, process or summonses in any other matter permitted by applicable law.

4.4      Assignment; Successors

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

4.5      Amendments; Waivers

Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective.  No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.

4.6      Entire Agreement

This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein.  The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

4.7      Counterparts

To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

4.8      Specific Performance

The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity.

4.9      Effect of Termination

This Article 4 shall survive the termination of any of the provisions this Agreement.  No termination of this Agreement shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

MDS INC.

By:
Name:
Title:

OBREM CAPITAL OFFSHORE MASTER, L.P. By Obrem Capital (GP), LLC, its General Partner

By:
Name: Andrew Rechtschaffen
Title: Managing Member

OBREM CAPITAL (QP), L.P. By Obrem Capital (GP), LLC, its General Partner

By:
Name: Andrew Rechtschaffen
Title: Managing Member

Exhibit C

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)

9/10/2008	Common Stock, no par value	8,410	13.66
9/10/2008	Common Stock, no par value	11,590	13.66
9/26/2008	Common Stock, no par value	(5,560)	13.15
9/26/2008	Common Stock, no par value	(7,540)	13.15
10/10/2008	Common Stock, no par value	42,200	11.31
10/10/2008	Common Stock, no par value	57,800	11.31
10/14/2008	Common Stock, no par value	41,940	11.51
10/14/2008	Common Stock, no par value	58,060	11.51
10/15/2008	Common Stock, no par value	41,940	11.22
10/15/2008	Common Stock, no par value	58,060	11.22
10/16/2008	Common Stock, no par value	27,260	11.37
10/16/2008	Common Stock, no par value	37,340	11.37
11/03/2008	Common Stock, no par value	4,600	12.75
11/03/2008	Common Stock, no par value	6,400	12.75
11/03/2008	Common Stock, no par value	77,580	12.59
11/03/2008	Common Stock, no par value	(77,580)	12.59
11/04/2008	Common Stock, no par value	4,600	13.00
11/04/2008	Common Stock, no par value	6,400	13.00
11/05/2008	Common Stock, no par value	4,180	13.09
11/05/2008	Common Stock, no par value	5,820	13.09
11/06/2008	Common Stock, no par value	20,910	12.84
11/06/2008	Common Stock, no par value	29,090	12.84
11/10/2008	Common Stock, no par value	(1,130)	13.00
11/10/2008	Common Stock, no par value	(1,570)	13.00

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)

9/10/2008	Common Stock, no par value	11,590	13.66
9/26/2008	Common Stock, no par value	(7,540)	13.15
10/10/2008	Common Stock, no par value	57,800	11.31
10/14/2008	Common Stock, no par value	58,060	11.51
10/15/2008	Common Stock, no par value	58,060	11.22
10/16/2008	Common Stock, no par value	37,340	11.37
11/03/2008	Common Stock, no par value	6,400	12.75
11/03/2008	Common Stock, no par value	77,580	12.59
11/04/2008	Common Stock, no par value	6,400	13.00
11/05/2008	Common Stock, no par value	5,820	13.09
11/06/2008	Common Stock, no par value	29,090	12.84
11/10/2008	Common Stock, no par value	(1,570)	13.00

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)

9/10/2008	Common Stock, no par value	8,410	13.66
9/26/2008	Common Stock, no par value	(5,560)	13.15
10/10/2008	Common Stock, no par value	42,200	11.31
10/14/2008	Common Stock, no par value	41,940	11.51
10/15/2008	Common Stock, no par value	41,940	11.22
10/16/2008	Common Stock, no par value	27,260	11.37
11/03/2008	Common Stock, no par value	4,600	12.75
11/03/2008	Common Stock, no par value	(77,580)	12.59
11/04/2008	Common Stock, no par value	4,600	13.00
11/05/2008	Common Stock, no par value	4,180	13.09
11/06/2008	Common Stock, no par value	20,910	12.84
11/10/2008	Common Stock, no par value	(1,130)	13.00

SK 25940 0001 935191 v2